May 3, 2021

Anne Nguyen Parker

Chief

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Aviat Networks, Inc.

Registration Statement on Form S-3

Filed April 13, 2021

File No. 333-255206

Ladies and Gentlemen:

On behalf of Aviat Networks, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 5:00 P.M., Washington, D.C. time, on May 5, 2021, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

May 3, 2021

Very truly yours,

AVIAT NETWORKS, INC.

By:	/s/ Eric Chang
Name:	Eric Chang
Title:	Senior Vice President, Chief Financial Officer

Enclosures

cc:	Paul Tobias, Vinson & Elkins L.L.P.

Katherine Frank, Vinson & Elkins L.L.P.